Exhibit 99.1

Viking Reports Fourth Quarter and Full Year 2025 Financial Results

LOS ANGELES, March 3, 2026, Business Wire—Viking Holdings Ltd (the “Company” or “Viking”) (NYSE: VIK) today reported financial results for the fourth quarter and year ended December 31, 2025.

Full Year 2025 Key Highlights and 2026 Advance Bookings

•
Total revenue was $6,501.4 million for the year ended December 31, 2025, an increase of 21.9%, compared to the same period in 2024.
•
Gross margin was $2,582.4 million. Adjusted Gross Margin was $4,290.0 million, an increase of 22.6% compared to the same period in 2024.
•
Net Yield was $583, an increase of 7.4% compared to the same period in 2024.
•
Adjusted EBITDA was $1,872.1 million, an increase of 38.8% compared to the same period in 2024.
•
Net income was $1,148.1 million. Adjusted Net Income attributable to Viking Holdings Ltd was $1,165.1 million, an increase of 43.9% compared to the same period in 2024.
•
Diluted EPS was $2.57 and Adjusted EPS was $2.61.
•
Net Leverage improved from 2.4x as of December 31, 2024 to 1.1x as of December 31, 2025.
•
As of February 15, 2026, for its Core Products, Viking had sold 86% of its Capacity Passenger Cruise Days for the 2026 season.

“In 2025, we delivered exceptional financial results, increasing our Adjusted Gross Margin by 22.6% and growing our Adjusted Net Income by 43.9% year-over-year to $1,165.1 million. This performance reflects our consistent execution and is supported by key metrics that reinforce our momentum, including an ROIC of 45.8% and Net Leverage of 1.1x,” said Torstein Hagen, Chairman and CEO of Viking. “We also reached important milestones in 2025, growing our river, ocean and expedition fleet to more than 100 vessels and further expanding our destination-focused offerings around the world. These achievements reflect the strong demand from our core consumer, the loyalty of our guests, the value of our premium products and the dedication of our employees to provide exceptional travel experiences on all seven continents.”

Fourth Quarter 2025 Consolidated Results

During the fourth quarter of 2025, Capacity PCDs increased by 14.7% over the same period in 2024 mainly driven by the growth of the Company’s fleet, which included six additional river vessels and two additional ocean ships. Occupancy for the fourth quarter of 2025 was 95.0%.

Total revenue for the fourth quarter of 2025 was $1,724.4 million, an increase of $374.7 million, or 27.8% over the same period in 2024 mainly driven by increased Capacity PCDs, higher Occupancy and higher revenue per PCD in 2025 compared to 2024.

Gross margin for the fourth quarter of 2025 was $652.1 million, an increase of $180.1 million, or 38.2%, over the same period in 2024 and Adjusted Gross Margin for the fourth quarter of 2025 was $1,106.1 million, an increase of $237.4 million, or 27.3%, over the same period in 2024. Net Yield was $546 for the fourth quarter, up 7.7% year-over-year.

Vessel operating expenses were $392.6 million and vessel operating expenses excluding fuel were $350.2 million. Compared to the same period in 2024, vessel operating expenses increased $51.2 million, or 15.0%, and vessel operating expenses excluding fuel increased $52.6 million, or 17.7% mainly driven by increased Capacity PCDs in 2025 compared to 2024.

Net income for the fourth quarter of 2025 was $300.3 million compared to $104.2 million for the same period in 2024. The fourth quarter of 2024 included a loss of $96.3 million from the revaluation of warrants issued by the Company due to stock price appreciation. Adjusted Net Income attributable to Viking Holdings Ltd for the fourth quarter of 2025 was $297.7, an increase of $98.0 million, or 49.1%, over the same period in 2024.

Adjusted EBITDA was $462.8 million, an increase of $156.9 million, or 51.3% compared to the fourth quarter of 2024. The increase in Adjusted EBITDA was mainly driven by increased Capacity PCDs, higher Occupancy and higher revenue per PCD.

Diluted EPS and Adjusted EPS were both $0.67 for the fourth quarter of 2025 compared to Diluted EPS of $0.24 and Adjusted EPS of $0.45 for the same period in 2024.

Update on Operating Capacity and Bookings

For our Core Products, operating capacity is 7% higher for the 2026 season compared to the 2025 season.

As of February 15, 2026, for our Core Products, we had sold 86% of our Capacity PCDs for the 2026 season. We had $5,960 million of Advance Bookings for the 2026 season, 13% higher than the 2025 season at the same point in time. Advance Bookings per PCD for the 2026 season was $859, 6% higher than the 2025 season at the same point in time.

“We finished 2025 with great momentum and we are entering 2026 in a very solid position with 86% of our Capacity PCDs for our Core Products already sold,” said Leah Talactac, President and CFO of Viking. “We are seeing a strong booking environment characterized by robust demand across our products, from both repeat guests and new-to-brand customers. As we continue to expand our fleet and further strengthen our leadership across the river and ocean segments, we remain encouraged by the resilience of our core consumer and the strength of the Viking brand. We will continue to execute with discipline and focus as we build on this foundation.”

Balance Sheet and Liquidity

As of December 31, 2025:

•
The Company had $3.8 billion in cash and cash equivalents and an undrawn revolver facility of $1.0 billion.
•
Deferred revenue was $4.6 billion.
•
Scheduled principal payments were $396.8 million for 2026.

New Build and Capacity

Since our third quarter 2025 earnings release, the Company:

•
Entered into option agreements for two additional ocean ships which have an exercise date of July 30, 2028, for delivery in 2034.
•
Entered into shipbuilding commitments for two additional expedition ships scheduled for delivery in 2030 and 2031.

Based on the committed orderbook, the Company expects to take delivery of 2 ocean ships and 10 river ships in 2026.

Conference Call Information

The Company has scheduled a conference call for Tuesday, March 3, 2026, at 8 a.m. Eastern Time to discuss fourth quarter and full year 2025 results and provide a business update. A link to the live webcast can be found on the Company’s Investor Relations website at https://ir.viking.com/. A replay of the conference call will also be available on the same website for 30 days after the call.

About Viking

Viking (NYSE: VIK) is a global leader in experiential travel with a fleet of more than 100 ships, exploring 21 rivers, five oceans and all seven continents. Designed for curious travelers with interests in science, history, culture and cuisine, Chairman and CEO Torstein Hagen often says Viking offers experiences For The Thinking Person™. For additional information, visit www.viking.com.

Definitions

“Adjusted Earnings per Share” or “Adjusted EPS” represents Adjusted Net Income (Loss) attributable to Viking Holdings Ltd divided by Adjusted Weighted-Average Shares Outstanding.

“Adjusted EBITDA” is EBITDA (consolidated net income (loss) adjusted for interest income, interest expense, income tax benefit (expense) and depreciation, amortization and impairment) as further adjusted for non-cash Private Placement derivative gains and losses, currency gains or losses, share-based compensation expense and other financial income (loss) (which includes forward gains and losses, gain or loss on disposition of assets, certain non-cash fair value adjustments, restructuring charges and non-recurring items).

“Adjusted Gross Margin” is gross margin adjusted for vessel operating and ship depreciation and impairment. Gross margin is calculated pursuant to IFRS Accounting Standards as total revenue less total cruise operating expenses and ship depreciation and impairment.

“Adjusted Net Income (Loss) attributable to Viking Holdings Ltd” represents net income (loss) attributable to Viking Holdings Ltd excluding certain items that we believe are not part of our primary operating business and are not an indication of our future earnings performance. We believe that interest expense and Private Placement derivatives gain (loss) related to our Series C Preference Shares, warrants gain (loss), debt extinguishment and modification costs, gain (loss) on embedded derivatives associated with debt, impairment charges and reversals and certain other gains and losses are not a part of our primary operating business and are not an indication of our future earnings performance.

“Adjusted Weighted-Average Shares Outstanding” represents the diluted weighted-average ordinary shares and special shares outstanding, adjusted for outstanding warrants and dilutive share based awards to the extent not included in diluted weighted-average ordinary shares outstanding, as further adjusted in 2024 to reflect the conversion of the Series C Preference Shares and preference shares as if it had occurred at the beginning of the year.

“Advance Bookings” is the aggregate ticketed amount for guest bookings for our voyages at a specific point in time, and include bookings for cruises, land extensions and air.

“Capacity Passenger Cruise Days” or “Capacity PCDs” is, with respect to any given period, a measurement of capacity that represents, for each ship operating during the relevant period, the number of berths multiplied by the number of Ship Operating Days, determined on an aggregated basis for all ships in operation during the relevant period.

“Core Products” are Viking River, Viking Ocean, Viking Expedition and Viking Mississippi, which are marketed to North America, the United Kingdom, Australia and New Zealand.

“Diluted Earnings Per Share” or “Diluted EPS” is diluted net income (loss) per share attributable to ordinary and special shares.

“IFRS Accounting Standards” are the IFRS® Accounting Standards as issued by the International Accounting Standards Board.

“Invested Capital” is the average of the most recent four quarters of indebtedness, gross of debt fees, less cash and cash equivalents, plus total shareholders’ equity.

“Net Debt” is Total Debt plus lease liabilities net of cash and cash equivalents.

“Net Leverage” is Net Debt divided by trailing four quarter Adjusted EBITDA.

“Net Yield” is Adjusted Gross Margin divided by PCDs.

“Occupancy” is the ratio, expressed as a percentage, of PCDs to Capacity PCDs with respect to any given period. We do not allow more than two passengers to occupy a two-berth stateroom. Additionally, we have guests who choose to travel alone and are willing to pay higher prices for single occupancy in a two-berth stateroom. As a result, our Occupancy cannot exceed 100%, and may be less than 100%, even if all our staterooms are booked.

“Passenger Cruise Days” or “PCDs” is the number of passengers carried for each cruise, with respect to any given period and for each ship operating during the relevant period, multiplied by the number of Ship Operating Days.

“ROIC” is the ratio, expressed as a percentage, of operating income adjusted for income tax expense, divided by Invested Capital.

“Ship Operating Days” is the number of days within any given period that a ship is in service and carrying cruise passengers, determined on an aggregated basis for all ships in operation during the relevant period.

“Total Debt” is indebtedness outstanding, gross of loan fees, excluding lease liabilities, Private Placement liabilities and Private Placement derivatives.

“Vessel operating expenses excluding fuel” is vessel operating expenses less fuel expense.

Non-IFRS Accounting Standards Financial Measures

We use certain non-IFRS Accounting Standards financial measures, such as Adjusted Gross Margin, Net Yield, Adjusted EBITDA, Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and Adjusted EPS, to analyze our performance. We present Adjusted EBITDA as a performance measure because we believe it facilitates a comparison of our consolidated operating performance on a consistent basis from period-to-period and provides for a more complete understanding of factors and trends affecting our business than measures under IFRS Accounting Standards can provide alone. We also believe that Adjusted EBITDA is useful to investors in evaluating our operating performance because it provides a means to evaluate the operating performance of our business on an ongoing basis using criteria that our management uses for evaluation and planning purposes. Because Adjusted EBITDA facilitates internal comparisons of our historical financial position and consolidated operating performance on a more consistent basis, our management also uses Adjusted EBITDA in measuring our performance relative to that of our competitors, assessing our ability to incur and service our indebtedness and in communications with our board of directors concerning our operating performance. We utilize Adjusted Gross Margin and Net Yield to manage our business because these measures reflect revenue earned net of certain direct variable costs.

We also present certain non-IFRS Accounting Standards financial measures because we believe that they are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. Our non-IFRS Accounting Standards financial measures have limitations as analytical tools, may not be comparable to other similarly titled measures of other companies and should not be considered in isolation or as a substitute for analysis of our operating results as reported under IFRS Accounting Standards.

See “Definitions” for additional information about our non-IFRS Accounting Standards financial measures and “Non-IFRS Accounting Standards Reconciling Information” for a reconciliation for each non-IFRS Accounting Standards financial measure to the most directly comparable IFRS Accounting Standards financial measure.

Cautionary Statement Concerning Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the U.S. federal securities laws intended to qualify for the safe harbor from liability established by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including among others, statements relating to our future financial performance, our business prospects and strategy, our expected fleet additions, our anticipated financial position, liquidity and capital needs and other similar matters. In some cases, we have identified forward-looking statements in this press release by using words such as “anticipates,” “estimates,” “expects,” “intends,” “plans” and “believes,” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could.” These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict or which are beyond our control. You should not place undue reliance on the forward-looking statements included in this press release or that may be made elsewhere from time to time by us, or on our behalf. Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included in this press release as a result of various factors, which are described in our filings with the U.S. Securities and Exchange Commission.

Forward-looking statements speak only as of the date of this press release. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.

Contact

Investor Relations

Email: investorrelations@viking.com

Public Relations

Email: vikingpr@edelman.com

VIKING HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OPERATIONS
(in USD and thousands, except per share data)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)	(audited)
Revenue
Cruise and land	$1,602,853	$1,260,617	$6,051,435	$4,971,282
Onboard and other	121,505	89,112	449,984	362,600
Total revenue	1,724,358	1,349,729	6,501,419	5,333,882
Cruise operating expenses
Commissions and transportation costs	(380,004)	(306,506)	(1,359,517)	(1,156,610)
Direct costs of cruise, land and onboard	(238,289)	(174,556)	(851,856)	(676,760)
Vessel operating	(392,636)	(341,374)	(1,472,487)	(1,280,711)
Total cruise operating expenses	(1,010,929)	(822,436)	(3,683,860)	(3,114,081)
Other operating expenses
Selling and administration	(272,038)	(224,500)	(1,031,235)	(883,889)
Depreciation, amortization and impairment	(80,834)	(71,845)	(284,790)	(260,844)
Total other operating expenses	(352,872)	(296,345)	(1,316,025)	(1,144,733)
Operating income	360,557	230,948	1,501,534	1,075,068
Non-operating income (expense)
Interest income	27,372	19,409	84,876	69,374
Interest expense	(84,937)	(86,396)	(362,575)	(380,486)
Currency gain (loss)	2,207	39,675	(56,100)	31,542
Private Placement derivative loss	—	—	—	(364,214)
Other financial income (loss)	86	(96,568)	13	(261,450)
Income before income taxes	305,285	107,068	1,167,748	169,834
Income tax expense	(4,984)	(2,893)	(19,653)	(16,857)
Net income	$300,301	$104,175	$1,148,095	$152,977

Net income attributable to Viking Holdings Ltd	$299,906	$103,680	$1,147,570	$152,331
Net income attributable to non-controlling interests	$395	$495	$525	$646

Weighted-average ordinary and special shares outstanding (in thousands)
Basic	444,320	436,198	443,498	364,015
Diluted	447,122	439,760	446,418	366,709
Net income per share attributable to ordinary and special shares
Basic	$0.67	$0.24	$2.59	$0.36
Diluted	$0.67	$0.24	$2.57	$0.36

VIKING HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OTHER COMPREHENSIVE INCOME (LOSS)
(in USD and thousands)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)	(audited)
Net income	$300,301	$104,175	$1,148,095	$152,977
Other comprehensive income (loss)
Other comprehensive income (loss) to be reclassified to net income (loss) in subsequent periods:
Exchange differences on translation of foreign operations	(4,525)	1,666	(3,046)	1,082
Net change in cash flow hedges	(10,570)	(53,481)	80,412	(49,112)
Net other comprehensive (loss) income to be reclassified to net income (loss) in subsequent periods	(15,095)	(51,815)	77,366	(48,030)

Other comprehensive income (loss) not to be reclassified to net income (loss) in subsequent periods:
Remeasurement losses on defined benefit plans	(5,114)	(1,753)	(5,114)	(1,753)
Income tax effect	667	229	667	229
Net other comprehensive loss not to be reclassified to net income (loss) in subsequent periods	(4,447)	(1,524)	(4,447)	(1,524)

Other comprehensive (loss) income, net of tax	(19,542)	(53,339)	72,919	(49,554)
Total comprehensive income	$280,759	$50,836	$1,221,014	$103,423

Total comprehensive income attributable to Viking Holdings Ltd	$280,432	$50,353	$1,220,551	$102,788
Total comprehensive income attributable to non-controlling interests	$327	$483	$463	$635

VIKING HOLDINGS LTD
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in USD and thousands)

	December 31, 2025	December 31, 2024
	(unaudited)	(audited)
Assets
Non-current assets
Property, plant and equipment and intangible assets	$7,255,084	$6,457,104
Right-of-use assets	278,814	263,424
Deferred tax assets	55,183	55,428
Other non-current assets	140,633	128,190
Total non-current assets	7,729,714	6,904,146
Current assets
Cash and cash equivalents	3,803,944	2,489,672
Accounts and other receivables	142,043	239,018
Inventories	95,780	91,473
Prepaid expenses and other current assets	461,226	396,376
Total current assets	4,502,993	3,216,539
Total assets	$12,232,707	$10,120,685
Shareholders’ equity and liabilities
Shareholders’ equity	$1,121,342	$(218,977)
Non-current liabilities
Long-term debt	5,127,368	4,866,159
Long-term portion of lease liabilities	212,437	207,594
Other non-current liabilities	54,295	45,344
Total non-current liabilities	5,394,100	5,119,097
Current liabilities
Accounts payables	259,013	236,382
Current portion of long-term debt	374,607	469,766
Short-term portion of lease liabilities	26,484	28,944
Deferred revenue	4,605,161	4,061,344
Accrued expenses and other current liabilities	452,000	424,129
Total current liabilities	5,717,265	5,220,565
Total shareholders’ equity and liabilities	$12,232,707	$10,120,685

VIKING HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in USD and thousands)

	Year Ended
	December 31,
	2025	2024
	(unaudited)	(audited)
Cash flows from operating activities
Net income	$1,148,095	$152,977
Adjustments to reconcile net income to net cash flows
Depreciation, amortization and impairment	284,790	260,844
Amortization of debt transaction costs	31,704	31,722
Loss on prepayment and modifications of debt	17,180	—
Private Placement derivative loss	—	364,214
Foreign currency loss (gain) on debt	73,188	(37,805)
Non-cash financial (gain) loss	(2,767)	258,623
Share based compensation expense	88,518	14,111
Interest income	(84,876)	(69,374)
Interest expense	313,691	348,764
Other	(1)	(443)
Changes in working capital:
Increase in deferred revenue	543,817	574,765
Changes in other liabilities and assets	125,211	196,310
Increase in inventories	(4,307)	(36,554)
Changes in deferred tax assets and liabilities	11,863	9,173
Changes in other non-current assets and other non-current liabilities	20,327	19,440
Income taxes paid	(6,123)	(4,758)
Net cash flow from operating activities	2,560,310	2,082,009
Cash flows from investing activities
Investments in property, plant and equipment and intangible assets	(1,026,854)	(917,424)
Capital contribution to associated company	(6,500)	(8,500)
Interest received	83,629	71,770
Other	245	443
Net cash flow used in investing activities	(949,480)	(853,711)
Cash flows from financing activities
Repayments of long-term debt	(2,019,143)	(308,750)
Proceeds from long-term debt	2,130,507	400,988
Transaction costs incurred for long-term debt	(66,016)	(46,730)
Proceeds from initial public offering, net of underwriting discounts and commissions, and offering expenses	—	243,927
Taxes paid related to net share settlement of equity awards	—	(124,109)
Dividend distribution	—	(18,229)
Proceeds from issuance of ordinary shares from equity plans	22,263	12,294
Principal payments for lease liabilities	(39,454)	(30,709)
Interest payments for lease liabilities	(19,014)	(20,872)
Interest paid	(314,240)	(355,080)
Other	(867)	(633)
Net cash flow used in financing activities	(305,964)	(247,903)
Change in cash and cash equivalents	1,304,866	980,395
Effect of exchange rate changes on cash and cash equivalents	9,406	(4,436)
Net increase in cash and cash equivalents	$1,314,272	$975,959
Cash and cash equivalents
Cash and cash equivalents at January 1	$2,489,672	$1,513,713
Cash and cash equivalents at December 31	3,803,944	2,489,672
Net increase in cash and cash equivalents	$1,314,272	$975,959

The following table sets forth selected statistical and operating data on a consolidated basis:

Statistical and Operating Data	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
Consolidated
Vessels operated (a)	96	89	96	89
Passengers	228,792	183,614	791,582	683,717
PCDs	2,025,522	1,713,442	7,353,024	6,443,492
Capacity PCDs	2,132,279	1,859,485	7,709,620	6,886,205
Occupancy	95.0%	92.1%	95.4%	93.6%
Adjusted Gross Margin (in thousands)	$1,106,065	$868,667	$4,290,046	$3,500,512
Net Yield	$546	$507	$583	$543
Vessel operating expenses (in thousands)	$392,636	$341,374	$1,472,487	$1,280,711
Vessel operating expenses excluding fuel (in thousands)	$350,195	$297,593	$1,299,417	$1,105,533
Vessel operating expenses per Capacity PCD	$184	$184	$191	$186
Vessel operating expenses excluding fuel per Capacity PCD	$164	$160	$169	$161

(a)

Vessels operated includes chartered vessels and the Viking Yidun, which operated select Viking Ocean itineraries and Asia Outbound sailings for the three months and year ended December 31, 2025 and 2024.

The following table sets forth selected statistical and operating data for Viking River and for Viking Ocean:

Statistical and Operating Data	Year Ended
	December 31,
	2025	2024
	(unaudited)
Viking River
Passengers	414,758	381,870
PCDs	3,285,444	3,065,534
Capacity PCDs	3,421,332	3,213,218
Occupancy	96.0%	95.4%
Adjusted Gross Margin (in thousands)	$1,897,876	$1,633,550
Net Yield	$578	$533

Viking Ocean
Passengers	313,529	253,360
PCDs	3,468,423	2,907,450
Capacity PCDs	3,650,314	3,096,400
Occupancy	95.0%	93.9%
Adjusted Gross Margin (in thousands)	$1,985,634	$1,517,435
Net Yield	$572	$522

Non-IFRS Accounting Standards Reconciling Information

The following table reconciles gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the three months and year ended December 31, 2025 and 2024 on a consolidated basis:

	Three Months Ended		Year Ended
Consolidated	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)

Total revenue	$1,724,358	$1,349,729	$6,501,419	$5,333,882
Total cruise operating expenses	(1,010,929)	(822,436)	(3,683,860)	(3,114,081)
Ship depreciation and impairment	(61,326)	(55,292)	(235,127)	(214,729)
Gross margin	652,103	472,001	2,582,432	2,005,072
Ship depreciation and impairment	61,326	55,292	235,127	214,729
Vessel operating	392,636	341,374	1,472,487	1,280,711
Adjusted Gross Margin	$1,106,065	$868,667	$4,290,046	$3,500,512

The following tables reconcile gross margin, the most directly comparable IFRS Accounting Standards measure, to Adjusted Gross Margin for the year ended December 31, 2025 and 2024 for Viking River and for Viking Ocean:

	Year Ended
Viking River	December 31,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$3,070,849	$2,654,407
Total cruise operating expenses	(1,789,646)	(1,569,207)
Ship depreciation and impairment	(72,994)	(75,705)
Gross margin	1,208,209	1,009,495
Ship depreciation and impairment	72,994	75,705
Vessel operating	616,673	548,350
Adjusted Gross Margin	$1,897,876	$1,633,550

	Year Ended
Viking Ocean	December 31,
	2025	2024
	(unaudited)
(in thousands)
Total revenue	$2,868,205	$2,196,040
Total cruise operating expenses	(1,549,311)	(1,241,420)
Ship depreciation and impairment	(128,018)	(104,914)
Gross margin	1,190,876	849,706
Ship depreciation and impairment	128,018	104,914
Vessel operating	666,740	562,815
Adjusted Gross Margin	$1,985,634	$1,517,435

The following table reconciles vessel operating expenses excluding fuel to vessel operating expenses, the most directly comparable IFRS Accounting Standards measure, for the three months and year ended December 31, 2025 and 2024:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Vessel operating expenses	$392,636	$341,374	$1,472,487	$1,280,711
Fuel expense	(42,441)	(43,781)	(173,070)	(175,178)
Vessel operating expenses excluding fuel	$350,195	$297,593	$1,299,417	$1,105,533

The following table reconciles net income, the most directly comparable IFRS Accounting Standards measure, to Adjusted EBITDA for the three months and year ended December 31, 2025 and 2024:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
	(unaudited)		(unaudited)
(in thousands)
Net income	$300,301	$104,175	$1,148,095	$152,977
Interest income	(27,372)	(19,409)	(84,876)	(69,374)
Interest expense	84,937	86,396	362,575	380,486
Income tax expense	4,984	2,893	19,653	16,857
Depreciation, amortization and impairment	80,834	71,845	284,790	260,844
EBITDA	443,684	245,900	1,730,237	741,790
Private Placement derivative loss	—	—	—	364,214
Warrants loss	—	96,291	—	261,615
Other financial income	(2,767)	(230)	(2,767)	(1,886)
Currency (gain) loss	(2,207)	(39,675)	56,100	(31,542)
Share based compensation expense	24,050	3,577	88,518	14,111
Adjusted EBITDA	$462,760	$305,863	$1,872,088	$1,348,302

The following tables show the calculation of Adjusted EPS for the three months and year ended December 31, 2025 and 2024. Additionally, the following tables reconcile net income (loss) attributable to Viking Holdings Ltd, the most directly comparable IFRS Accounting Standards measure, to Adjusted Net Income (Loss) attributable to Viking Holdings Ltd and diluted weighted-average ordinary shares and special shares outstanding, the most directly comparable IFRS Accounting Standards measure, to Adjusted Weighted-Average Shares Outstanding for the three months and year ended December 31, 2025 and 2024:

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
(in thousands)	(unaudited)		(unaudited)
Net income attributable to Viking Holdings Ltd	$299,906	$103,680	$1,147,570	$152,331
Interest expense and Private Placement derivatives loss related to Series C Preference Shares	—	—	—	396,207
Warrants loss	—	96,291	—	261,615
(Gain) loss, net, for debt extinguishment and modification costs and embedded derivatives associated with debt	(2,232)	(230)	17,480	(661)
Adjusted Net Income attributable to Viking Holdings Ltd	$297,674	$199,741	$1,165,050	$809,492

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
(in thousands)	(unaudited)		(unaudited)
Weighted-average ordinary shares and special shares outstanding – Diluted	447,122	439,760	446,418	366,709
Outstanding warrants	—	5,031	—	7,803
Assumed conversion of Series C Preference Shares and preference shares at the beginning of 2024	—	—	—	61,504
Adjusted Weighted-Average Shares Outstanding	447,122	444,791	446,418	436,016

	Three Months Ended		Year Ended
	December 31,		December 31,
	2025	2024	2025	2024
(in thousands)	(unaudited)		(unaudited)
Adjusted Net Income attributable to Viking Holdings Ltd	$297,674	$199,741	$1,165,050	$809,492
Adjusted Weighted-Average Shares Outstanding	447,122	444,791	446,418	436,016
Adjusted EPS	$0.67	$0.45	$2.61	$1.86

The following table calculates Net Leverage as of December 31, 2025 and 2024:

	December 31, 2025		December 31, 2024
	(unaudited)
(in thousands, except Net Leverage)
Long-term debt (a)	$5,268,778		$4,990,616
Current portion of long-term debt (a)	396,769		490,377
Long-term portion of lease liabilities	212,437		207,594
Short-term portion of lease liabilities	26,484		28,944
Total	5,904,468		5,717,531
Less: Cash and cash equivalents	(3,803,944)		(2,489,672)
Net Debt	$2,100,524		$3,227,859

Adjusted EBITDA	$1,872,088		$1,348,302
Net Leverage	1.1	x	2.4	x

(a) All amounts are gross of fees.

The following tables show the calculation of ROIC for the year ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(unaudited)
(in thousands)
Operating income	$1,501,534	$1,075,068
Income tax expense	(19,653)	(16,857)
Operating income, after tax (a)	$1,481,881	$1,058,211

	Year Ended December 31,
	2025	2024
	(unaudited)
(in thousands, except ROIC)
Average indebtedness for four quarters	$5,645,526	$6,503,078
Average debt fees for four quarters	156,518	129,306
Average cash and cash equivalents for four quarters	(3,052,964)	(2,097,717)
Average shareholders’ equity for four quarters	483,931	(1,940,023)
Invested Capital (b)	$3,233,011	$2,594,644
ROIC (a) / (b)	45.8%	40.8%